

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Michael L. Smith
President and Chief Executive Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

      Re: Oglethorpe Power Corporation
          Registration Statement on Form S-4
          Filed March 29, 2023
          File No. 333-270955

Dear Michael L. Smith:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation

cc: Herbert J. Short, Jr., Esq.